Exhibit 21
LIST OF SUBSIDIARIES

Name	Jurisdiction

GeoLogic Solutions, Inc.	Delaware

Turnpike Global Technologies Inc.	Ontario, Canada

Turnpike Global Technologies LLC	Delaware